Mail Stop 4561

August 18, 2009

By U.S. Mail and by Fax to (484) 881-4105

Mr. John A. Featherman, III
Chief Executive Officer and Chairman of the Board
First Chester County Corporation
9 North High Street
West Chester, Pennsylvania 19380

Re: **First Chester County Corporation**
        File No. 000-12870
        Form 10-K for the fiscal year ended December 31, 2008
        Schedule 14A, filed April 1, 2009
        Form 10-Q for the Quarterly Period Ended March 31, 2009
        <u>Form 10-Q for the Quarterly Period Ended June 30, 2009</u>

Dear Mr. Featherman:

        We have reviewed your filings and have comments set forth below. Our accounting review is limited to the specific comments issued. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Notes to Consolidated Financial Statements

Note 11 - Investment Securities, page 18

1. We note your table of securities in a continuous unrealized loss position (page 19), specifically the corporate securities and marketable equity securities (MES) twelve months or longer. For each of the securities identified (i.e. (13) corporate securities and (6) MES), please provide us with a discussion about the impairment models used in assessing your investments for other than temporary impairment (OTTI), including the amount and types of securities under each of your models (i.e. those assessed under SFAS 115, EITF 99-20, SAB Topic 5M, etc.) and any related assumptions used in determining there was no OTTI.

2. We note you adopted the provisions of FSP FAS 115-2 in June 2009. Please revise your future filings to address the following:
   - Clarify your rationale for not recognizing OTTI on those securities in an unrealized loss position. In this regard, disclose whether you intend to sell the securities and whether it is more likely than not that you would be required to sell such securities before recovery of its amortized cost basis. Refer to paragraph 7 of FSP FAS 115-2.
   - Provide greater granularity into your available-for-sale security types, refer to paragraph 39 of FSP 115-2.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates

Investment Securities, page 23

3. In light of our comment above (under Notes to Consolidated Financial Statements) and considering the length and severity of your unrecognized losses, please consider revising your future filings to provide greater transparency into the modeling and the factors you considered in determining whether or not OTTI exits.

* * * * * * * * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Schroeder at 202-551-3294 or Hugh West, Accounting Branch Chief, at 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney